                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)(1)

                              CTN MEDIA GROUP, INC.
                    (F/K/A COLLEGE TELEVISION NETWORK, INC.)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    194506101
                                 (CUSIP Number)

                  NEIL H. DICKSON, ESQ., CTN MEDIA GROUP, INC.
                       5784 LAKE FORREST DRIVE, SUITE 275
                      ATLANTA, GEORGIA 30328 (404) 256-4444
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 20, 2000
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)


--------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 2 of 13
--------------------------                                 ---------------------



--------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             U-C HOLDINGS, L.L.C.
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE LIMITED LIABILITY COMPANY
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
          NUMBER OF                0
           SHARES        -------------------------------------------------------
        BENEFICIALLY        8.     SHARED VOTING POWER
          OWNED BY                 21,649,581     PLEASE SEE ITEM 5, INFRA.
            EACH         -------------------------------------------------------
          REPORTING         9.     SOLE DISPOSITIVE POWER
         PERSON WITH               0
                         -------------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   21,649,581    PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,649,581        PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             86.6% PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON*
             OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 3 of 13
--------------------------                                 ---------------------



--------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             JOHN R. WILLIS
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. CITIZEN
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
          NUMBER OF                0
           SHARES        -------------------------------------------------------
        BENEFICIALLY        8.     SHARED VOTING POWER
          OWNED BY                 21,649,581     PLEASE SEE ITEM 5, INFRA.
            EACH         -------------------------------------------------------
          REPORTING         9.     SOLE DISPOSITIVE POWER
         PERSON WITH               0
                         -------------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   21,649,581    PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,649,581(2)        PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             86.6% PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------





------------------------------
(2) Mr. Willis disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 4 of 13
--------------------------                                 ---------------------



--------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             AVY H. STEIN
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. CITIZEN
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
          NUMBER OF                0
           SHARES        -------------------------------------------------------
        BENEFICIALLY        8.     SHARED VOTING POWER
          OWNED BY                 21,649,581     PLEASE SEE ITEM 5, INFRA.
            EACH         -------------------------------------------------------
          REPORTING         9.     SOLE DISPOSITIVE POWER
         PERSON WITH               0
                         -------------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   21,649,581    PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,649,581(3)        PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             86.6% PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------



----------------------------
(3) Mr. Stein disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 5 of 13
--------------------------                                 ---------------------



--------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             DANIEL M. GILL
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. CITIZEN
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
          NUMBER OF                0
           SHARES        -------------------------------------------------------
        BENEFICIALLY        8.     SHARED VOTING POWER
          OWNED BY                 21,649,581     PLEASE SEE ITEM 5, INFRA.
            EACH         -------------------------------------------------------
          REPORTING         9.     SOLE DISPOSITIVE POWER
         PERSON WITH               0
                         -------------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   21,649,581    PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,649,581(4)        PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             86.6% PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------



---------------------------
(4) Mr. Gill disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 6 of 13
--------------------------                                 ---------------------



--------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
             DANIEL H. BLUMENTHAL
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. CITIZEN
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
          NUMBER OF                0
           SHARES        -------------------------------------------------------
        BENEFICIALLY        8.     SHARED VOTING POWER
          OWNED BY                 21,649,581     PLEASE SEE ITEM 5, INFRA.
            EACH         -------------------------------------------------------
          REPORTING         9.     SOLE DISPOSITIVE POWER
         PERSON WITH               0
                         -------------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   21,649,581    PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,649,581(5)        PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             86.6% PLEASE SEE ITEM 5, INFRA.
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------





---------------------------
(5) Mr. Blumenthal disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 7 of 13
--------------------------                                 ---------------------


ITEM 1.    SECURITY AND ISSUER.

         This Amendment No. 6 to Statement on Schedule 13D relates to the shares of $.005 par value per share common stock (the "Common Stock"), of CTN Media Group, Inc. (the "Issuer"), formerly College Television Network, Inc. The address of the principal executive office of the Issuer is CTN Media Group, Inc., 5784 Lake Forrest Drive, Suite 275, Atlanta, Georgia 30328.

ITEM 2.    IDENTITY AND BACKGROUND.

         This Statement is filed by the following entity and persons:

         (a) U-C Holdings, L.L.C. ("Holdings"), a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Holdings' principal business is investing in the securities of the Issuer.

         (b) John R. Willis, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Willis' principal occupation is serving as a Manager and Founding Member of (i) Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership and (ii) Willis Stein & Partners Management II, L.L.C., the general partner of Willis Stein & Partners II, L.P. and Willis Stein & Partners Dutch, L.P., each a private equity investment limited partnership. Mr. Willis is a citizen of the United States of America.

         (c) Avy H. Stein, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Stein's principal occupation is serving as a Manager and Founding Member of (i) Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership and (ii) Willis Stein & Partners Management II, L.L.C., the general partner of Willis Stein & Partners II, L.P. and Willis Stein & Partners Dutch, L.P., each a private equity investment limited partnership. Mr. Stein is a citizen of the United States of America.

         (d) Daniel H. Blumenthal, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Blumenthal's principal occupation is serving as a Founding Member of (i) Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership and (ii) Willis Stein & Partners Management II, L.L.C., the general partner of Willis Stein & Partners II, L.P. and Willis Stein & Partners Dutch, L.P., each a private equity investment limited partnership. Mr. Blumenthal is a citizen of the United States of America.

         (e) Daniel M. Gill, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Gill's principal occupation is serving as a Founding Member of (i) Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership and (ii) Willis Stein & Partners Management II, L.L.C., the general partner of Willis Stein & Partners II, L.P. and Willis Stein & Partners Dutch, L.P., each a private equity investment limited partnership. Mr. Gill is a citizen of the United States of America.

         In addition, information relating to the following entities is provided pursuant to General Instruction C to Schedule 13D:

         (g) Willis Stein & Partners, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 8 of 13
--------------------------                                 ---------------------



60606. The principal business of Willis Stein & Partners, L.P. is investing in equity securities. Willis Stein & Partners, L.P. serves as the Managing Member of Holdings.

         (h) Willis Stein & Partners, L.L.C., a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners, L.L.C. is serving as the General Partner of Willis Stein & Partners, L.P., a private equity investment limited partnership.

         (i) Willis Stein & Partners II, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners II, L.P. is investing in equity securities.

         (j) Willis Stein & Partners Dutch, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners Dutch, L.P. is investing in equity securities.

         (k) Willis Stein & Partners Management II, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners Management II, L.P. is serving as the General Partner of Willis Stein & Partners II, L.P. and Willis Stein & Partners Dutch, L.P., private equity investment limited partnerships.

         (l) Willis Stein & Partners Management II, L.L.C., a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners Management II, L.L.C. is serving as the General Partner of Willis Stein & Partners Management II, L.P., a private equity investment limited partnership.

         During the past five years, none of the entities or persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The July 20, 2000 purchase of 133,333 shares of Series A Preferred from the Issuer at $15.00 per share for an aggregate purchase price of $2,000,000 was funded from the equity contributions to capital of Holdings made by its members.

ITEM 4.    PURPOSE OF TRANSACTION.

         On July 20, 2000, the Issuer issued to Holdings 133,333 shares of Series A Convertible Preferred Stock, $.001 par value per share ("Series A Preferred") for an aggregate purchase price of $2,000,000 pursuant to an Amended and Restated Purchase Agreement between the Issuer and Holdings, dated October 18, 1999 (the "Amended Purchase Agreement"). The purpose of Holdings' purchase of shares was to enable the Issuer to raise $2,000,000 in gross proceeds needed for the Issuer's working capital needs. Additionally, the Amended Purchase Agreement provides that

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 9 of 13
--------------------------                                 ---------------------


Holdings has the option to purchase up to an additional 400,000 shares of Series A Preferred if it contributes up to $6,000,000 pursuant to its guarantee of a loan to Armed Forces Communications, Inc.("Armed Forces"), a New York corporation and wholly-owned subsidiary of the Issuer, from Canadian Imperial Bank of Commerce ("CIBC") and its affiliates, pursuant to a Credit Agreement by and among Armed Forces, CIBC and its affiliates, dated as of August 31, 1999. This guarantee was reduced from $6,000,000 to $5,000,000 as of July 17, 2000.

         The conversion ratio of the Series A Preferred into Common Stock is computed by multiplying the number of shares of Series A Preferred to be converted by the $15.00 per share purchase price and dividing the result by the conversion price of the Series A Preferred (the "Conversion Price") then in effect with respect to such shares. On the date of issuance, the Conversion Price was set at $4.50. The Series A Preferred entitles the holder thereof to vote on all matters on an as-converted basis to Common Stock.

         The share numbers held by Holdings set forth herein include (i) 11,576,612 shares of Common Stock currently held by Holdings, (ii) 7,033,326 shares of Common Stock issuable to Holdings upon conversion at any time of the 2,109,998 shares of Series A Preferred currently held by Holdings, including 444,443 shares of Common Stock issuable upon the conversion of the 133,333 shares of Series A Preferred issued to Holdings on July 20, 2000, (iii) 658,566 shares of Common Stock that Holdings has the right to acquire as of July 20, 2000 in lieu of cash payment from the Issuer of $2,963,549 of Series A Preferred Stock dividends accrued through July 20, 2000 and due upon conversion of its shares of Series A Preferred Stock, (iv) 924,832 shares of Common Stock subject to currently exercisable Class C Warrants issued to Holdings on October 5, 1998 and April 25, 1997 and (v) 1,456,245 shares of Common Stock currently purchasable by Holdings pursuant to certain Equity Protection Agreements dated April 25, 1997, which give Holdings the right to purchase Common Stock upon the exercise of certain private placement warrants and options. The share numbers held by Holdings do not include an additional 3,691,155 shares of Common Stock net yet purchasable by Holdings under these Equity Protection Agreements. The Series A Preferred accrues dividends on a daily basis at a rate of 12% per annum.

         While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following, except as to the conversion of the Series A Preferred, the exercise of Class C Warrants, or the acquisition of Common Stock under the Protection Agreements:

         (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer (except as set forth above);

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 10 of 13
--------------------------                                 ---------------------


         (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national security association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of July 20, 2000, there are 14,939,512 shares of the Issuer's Common Stock outstanding, of which Holdings directly owns 11,576,612 shares, or 77.5% of the outstanding Common Stock. If Holdings were to (i) convert all of the shares of Series A Preferred it currently holds, (ii) purchase all of the 658,566 shares of Common Stock that Holdings has the right to acquire as of July 20, 2000 in lieu of cash payment from the Issuer of $2,963,549 of Series
A Preferred Stock dividends accrued through July 20, 2000 and due upon conversion of its shares of Series A Preferred Stock, (iii) purchase all of the 1,456,245 shares of Common Stock currently purchasable under the Protection Agreements, and (iv) exercise the Warrants it holds, including (a) the Warrant issued to Holdings on October 5, 1998, and (b) the Warrant issued to Holdings on April 25, 1997, Holdings would own 21,649,581 shares of the Common Stock, or 86.6% of the Issuer's outstanding Common Stock. This excludes 3,691,155 shares of Common Stock not yet purchasable by Holdings pursuant to the Protection Agreements. John R. Willis and Avy H. Stein (collectively, the "Managers"), as the Managers of, and John R. Willis, Avy
H. Stein, Daniel M. Gill and Daniel H. Blumenthal (collectively, the
"Founding Members"), as the Founding Members of, Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings, may be deemed to share the power to direct the voting and disposition of the shares of Common Stock held by Holdings and may be deemed to beneficially own such shares. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners
L.P., which is the Managing Member of Holdings.

         (b) None of the Founding Members directly owns any shares of the Issuer's Common Stock, but the Founding Members may be deemed to share the power to vote or to direct the vote as well as the power to dispose of or to direct the disposition of all of the shares of Common Stock held by Holdings, by virtue of such persons' status as Managers and/or Founding Members of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein L.P., which is the Managing Member of Holdings.

         (c) Other than the purchase of 133,333 shares of Series A Preferred described in Item 3 herein, there were no transactions in the class of securities reported on that were effected during the past sixty (60) days or since the most recent filing of Schedule 13D by the persons named in response to Paragraph (a).

         (d) The following persons are members of Holdings and, as such, have the right to receive distributions from Holdings: Jason Elkin, Thomas Gatti, Joseph D. Gersh, James Harder, Hollis W.

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 11 of 13
--------------------------                                 ---------------------


Rademacher, Patrick Doran, Sergio Zyman, Martin Grant, George Giatzis, Daniel Davenport, Pete Thomas, Les Garland, Mark Fabiani, William Wagner, Neil H. Dickson, Willis Stein & Partners, L.P., Willis Stein & Partners II, L.P. and Willis Stein & Partners Dutch, L.P. The sole investment of Holdings is its interest in securities of the Issuer; therefore, any dividends paid by the Issuer to Holdings will be distributed to the members of Holdings in accordance with the distribution provisions of the Fourth Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C., dated August 31, 1999 (the "Operating Agreement). As a result, the members of Holdings have the right to receive dividends from, as well as the proceeds from the sale of, securities of the Issuer held by Holdings.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Operating Agreement (described in Item 5(d) above) provides that Willis Stein & Partners, L.P., as the Managing Member of Holdings, shall have the sole authority with respect to the transfer and voting of the securities owned by Holdings. The Operating Agreement contains provisions regarding the transfer and voting of the securities of the Issuer held by Holdings. The Operating Agreement was entered into among the members of Holdings named in response to Item 5(d) above.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following documents are filed as exhibits hereto:

         (a) Joint Filing Agreement, dated August 1, 2000, among U-C Holdings, L.L.C., John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal.

         (b) Amended and Restated Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of October 18, 1999 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on October 19, 1999).

         (c) Third Certificate of Designation of the Series A Convertible Preferred Stock and Plan of Reclassification filed with the Corporations Division of the State of Delaware October 18, 1999 (incorporated by reference to
Exhibit 7(c) to the Schedule 13D filed on September 10, 1999).

         (d) Second Certificate of Designation of the Series A Convertible Preferred Stock filed with the Corporations Division of the State of Delaware August 31, 1999 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on September 10, 1999).

         (e) Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of August 31, 1999 (incorporated by reference to Exhibit 7(c) to the Schedule 13D filed on September 10, 1999).

         (f) Fourth Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C. dated as of August 31, 1999 (incorporated by reference to
Exhibit 7(e) to the Schedule 13D filed on September 10, 1999).

         (g) Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of July 23, 1999 (incorporated by reference to Exhibit 4.1 to Issuer's Form 8-K filed August 3, 1999).

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 12 of 13
--------------------------                                 ---------------------


         (h) Form of Class C Warrant No. C-2 issued by College Television Network, Inc. to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.14 to the Issuer's Registration Statement on Form S-3 (SEC File No. 333-58479), as amended, declared effective on July 28, 1998).

         (i) Form of Class C Warrant No. C-1 issued by College Television Network, Inc. to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.2 to the Schedule 13D filed on May 5, 1997).

         (j) Equity Protection Agreement, dated April 25, 1997, between the Issuer and U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.2 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

         (k) Equity Protection Agreement, dated April 25, 1997, between the Issuer and U-C Holdings, L.L.C. (incorporated by reference herein to Exhibit 4.3 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

         (l) Equity Protection Agreement, dated April 25, 1997, between the Issuer and U-C Holdings, L.L.C. (incorporated by reference herein to Exhibit 4.4 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

         (m) Equity Protection Agreement, dated April 25, 1997, between the Issuer and U-C Holdings, L.L.C. (incorporated by reference herein to Exhibit 4.5 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

--------------------------                                 ---------------------
CUSIP NO.  194506101                 13 D                          Page 13 of 13
--------------------------                                 ---------------------


                                   SIGNATURES

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 1st day of August, 2000.

                                 U-C HOLDINGS, L.L.C.

                                 By:    Willis Stein & Partners, L.P.
                                        Its Managing Member

                                 By:    Willis Stein & Partners, L.L.C.
                                        Its General Partner

                                 By:      /s/ DANIEL M. GILL
                                     -------------------------------------------
                                        Daniel M. Gill
                                        Its:  Managing Director

                                 JOHN R. WILLIS

                                 By:      /s/ DANIEL M. GILL
                                     -------------------------------------------
                                        Daniel M. Gill, pursuant to a Power
                                        of Attorney filed with the Commission

                                 AVY H. STEIN

                                 By:      /s/ DANIEL M. GILL
                                     -------------------------------------------
                                        Daniel M. Gill, pursuant to a Power
                                        of Attorney filed with the Commission

                                 DANIEL H. BLUMENTHAL

                                 By:      /s/ DANIEL M. GILL
                                     -------------------------------------------
                                        Daniel M. Gill, pursuant to a Power
                                        of Attorney filed with the Commission

                                 DANIEL M. GILL

                                          /s/ DANIEL M. GILL
                                     -------------------------------------------

EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is attached, relating to shares of common stock, par value $.005 per share, of CTN Media Group, Inc., and any amendments to such statement, will be filed on behalf of each of the undersigned.

         This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, but all of which shall constitute but one agreement.

         Agreed this 1st day of August, 2000.

                                 U-C HOLDINGS, L.L.C.

                                 By:    Willis Stein & Partners, L.P.
                                        Its Managing Member

                                 By:    Willis Stein & Partners, L.L.C.
                                        Its General Partner

                                 By:      /s/ DANIEL M. GILL
                                     -------------------------------------------
                                        Daniel M. Gill
                                        Its:  Managing Director

                                 JOHN R. WILLIS

                                 By:      /s/ DANIEL M. GILL
                                     -------------------------------------------
                                        Daniel M. Gill, pursuant to a Power
                                        of Attorney filed with the Commission

                                 AVY H. STEIN

                                 By:      /s/ DANIEL M. GILL
                                     -------------------------------------------
                                        Daniel M. Gill, pursuant to a Power
                                        of Attorney filed with the Commission

                                 DANIEL H. BLUMENTHAL

                                 By:      /s/ DANIEL M. GILL
                                     -------------------------------------------
                                        Daniel M. Gill, pursuant to a Power
                                        of Attorney filed with the Commission

                                 DANIEL M. GILL

                                          /s/ DANIEL M. GILL
                                     -------------------------------------------